Exhibit (a)(5)(B)

Professional Diversity Network Extends Self-Tender Offer
Until November 7, 2016

CHICAGO, October 27, 2016 – Professional Diversity Network, Inc. (“PDN” or “the Company”) (NASDAQ:IPDN), a developer and operator of online networks that provide networking and access to employment opportunities for women and other diverse professionals in the United States, announced today that it is extending the expiration date of its self-tender offer for up to 312,500 shares of its common stock until 10:00 a.m., New York City time, on November 7, 2016, unless further extended or terminated.  Except for the extension of the tender offer, all other terms and conditions of the tender offer remain unchanged.

Continental Stock Transfer & Trust Company, Inc., the depositary for the tender offer has advised that as of 10:00 a.m., New York City time, on October 27, 2016, approximately 1,023,818 shares of common stock have been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 56.41% of the outstanding shares.

PDN is extending the expiration date of the tender offer because the condition relating to receipt of approval from the Committee on Foreign Investment in the United States (CFIUS) with respect to the proposed issuance of 51% of PDN’s outstanding common stock on a fully diluted basis to Cosmic Forward Limited has not yet been satisfied as of the previously scheduled expiration date of the tender offer.

About Professional Diversity Network, Inc.

The Professional Diversity Network platform provides employers that value diversity with access to diverse talent to meet their hiring needs. Professional Diversity Network owns and operates professional networking communities including: www.iHispano.com for Hispanic professionals, www.BlackCareerNetwork.com for African-American professionals,www.WomensCareerChannel.com for professional women, www.Military2Career.com for Veterans, http://www.ProAble.net for professionals with disabilities, www.OutProNet.com for professionals in the LGBT community, and www.AsianCareerNetwork.comfor Asian-American professionals.  In addition, the Company operates the National Association of Professional Women, at www.napw.com, the country’s largest networking organization dedicated to professional women.  For more information, visit: www.prodivnet.com.

Forward Looking Statements. This press release contains certain forward-looking statements based on our current expectations, forecasts and assumptions.  Forward-looking statements can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words, and include, without limitation, statements regarding the shares to be issued to Cosmic Forward Limited.. Forward-looking statements involve risks and uncertainties and our actual results may differ materially from those stated or implied in such forward-looking statements. Factors that could contribute to such differences include, but are not limited to the ability to meet the closing conditions, including CFIUS approval, to the completion of the sale of shares to Cosmic Forward Limited and the risk factors disclosed in our Annual Report on Form 10-K filed on March 30, 2016, as amended, Quarterly Report on Form 10-Q filed on August 15, 2016 and any subsequent filings made by us with the SEC.  We assume no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise. The Form 10-K filed on March 30, 2016, as amended, and the Form 10-Q filed on August 15, 2016 together with this press release, are available on our website, www.prodivnet.com. Please click on "Investor Relations."

Additional Information and Where to Find It

The tender offer is being made only through the offer to purchase and related materials, which PDN has filed with the SEC and disseminated to stockholders. Stockholders are urged to read these materials (including any amendments or supplements thereto) because they contain important information.

The offer to purchase and related tender offer materials, and any other documents filed by PDN with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders may obtain free copies of the tender offer materials from PDN by contacting Christopher Wesser by telephone at 516-659-8560, or by mail to Professional Diversity Network, Inc., Attention: Secretary, 801 W. Adams Street, Suite 600, Chicago, Illinois 60607 or by going to the “Investor Relations” page of PDN’s corporate website at www.prodivnet.com.  Tender offer materials can also be obtained free of charge from Continental Stock Transfer & Trust, the Depositary for the tender offer, by telephone at (917) 262-2378, or by mail to Continental Stock Transfer & Trust Company, Inc., 17 Battery Place, 8th Floor, New York, NY 10004.

CONTACTS:

PDN
Christopher Wesser, EVP & Secretary
(516) 659-8560
investor@prodivnet.com